December 13, 2024

Stephen Lazarus
Chief Financial Officer
OneSpaWorld Holdings Limited
Harry B. Sands, Lobosky Management Co. Ltd.
Office Number 2
Pineapple Business Park
Airport Industrial Park
Nassau, Island of New Providence, Commonwealth of The Bahamas

       Re: OneSpaWorld Holdings Limited
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38843
Dear Stephen Lazarus:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services